Debut offering from pioneering artist

Inbox ×

Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hi Sam,

We've only launched 9 new artists in 2024. Why are we so selective? We have a commitment to delivering our investors great returns long-term, and so we'll aim to buy into a new artist market if the timing is right and aligns with our 3-10 year strategic exit window.

We believe that's the case with Alma Thomas, a trailblazing abstract painter who was an unknown schoolteacher for much of her life—and whose work now hangs in the White House Collection, the Whitney, and the Smithsonian.

Thomas became famous in her 70s for her abstract paintings of everything from flower gardens to outer space. She won multiple prizes throughout the 1960s, landed more than 70 exhibitions, and in 1972 became the first Black woman with a solo show at the Whitney.

Our painting, *Bed of Red Azaleas*, was painted in 1968, during Thomas's ascent to stardom. Its red azalea motif is based on the garden Thomas kept at home. Fun fact: a work with another red azalea motif is currently hanging in the Smithsonian American Art Museum!

Why do we think we timed it right in acquiring this Thomas?

It all comes down to recent similar sale prices. The last three sales (see below) have all gone for higher prices than our $1.2M offering size. Each painting is unique, but we believe these prices may be a great indicator for the potential appreciation on our offering.



Sale Price (2021):
$2.3M



Sale Price (2022):
$1.4M



Sale Price (2024):
$1.6M



Our Offering:
$1.2M

We're proud to offer such a historic artist, and even prouder of our strategic acquisition process that landed us this style at a potentially great price. Check it out here, or view the offering circular below.

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281